EXHIBIT 1.01

MSC INDUSTRIAL DIRECT CO., INC.
Conflict Minerals Report
For the reporting period from January 1 to December 31, 2015

1.	INTRODUCTION

This Conflict Minerals Report (this “Report”) of MSC Industrial Direct Co., Inc. (together with its subsidiaries, “MSC,” the “Company,” “we,” “our,” or “us”), dated May 23, 2016, is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the reporting period from January 1 to December 31, 2015 (the “Reporting Period”).

Rule 13p-1 requires the disclosure of certain information by companies that manufacture or contract to manufacture products that use minerals specified in the rule that are necessary to the functionality or production of these products. These minerals are columbite-tantalite (coltan), cassiterite, wolframite, gold, and their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”). Companies are required to determine, among other things, whether certain of their Conflict Minerals originated in the Democratic Republic of the Congo (the “DRC”) or any of its adjoining countries (collectively with the DRC, the “Covered Countries”), and if these Conflict Minerals directly or indirectly financed or otherwise benefited armed groups (“Armed Groups”), as such term is defined in Item 1.01(d)(2) of Form SD, in any of the Covered Countries.

We are a leading North American distributor of a broad range of metalworking and maintenance, repair, and operations (“MRO”) products and services. Our goal is to help our customers drive greater productivity, profitability and growth with more than one million products, inventory management and other supply chain solutions, and deep expertise from 75 years of working with customers across industries. We offer approximately 1,075,000 stock-keeping units (“SKUs”) through our master catalogs; weekly, monthly and quarterly specialty and promotional catalogs; brochures; and the Internet, including our websites, mscdirect.com, and use-enco.com. We service our customers from 12 customer fulfillment centers (eight customer fulfillment centers are located within the United States which includes five primary customer fulfillment centers, one is located in the United Kingdom, and three are located in Canada) and 95 branch offices. Many of our products are carried in stock, and orders for these in-stock products are typically fulfilled the day on which the order is received.

MSC is committed to responsible corporate citizenship and condemns the atrocities perpetuated by militants in the Covered Countries. We are primarily a distributor of metalworking and MRO products that are sourced from thousands of suppliers around the world. We do not directly manufacture our products, except for one low-volume round tooling product that we custom fabricate in our American Specialty Grinding business based on our customers’ specifications. However, we may at times enter into contracts with suppliers to manufacture products on our behalf for certain of our exclusive brands or to meet specific customer needs such that these products may be deemed to be “contracted to be manufactured,” as the term is used in Rule 13p-1 (“Contract Manufacture”). Certain of the products that we manufacture or Contract Manufacture use Conflict Minerals that are necessary to the functionality or production of these products, as such terms are used in Rule 13p-1 (“Necessary Conflict Minerals”), which subjects us to Rule 13p-1’s reporting requirements.

The Conflict Minerals supply chain is multi-tiered and global, consisting of thousands of mining, trading, and manufacturing entities around the world. We rely on our suppliers of (i) round metal blanks for the one product that we manufacture and (ii) the products that we Contract Manufacture, for information as to their use of Necessary Conflict Minerals in the relevant products they supply to us. Based on the information gathered from these suppliers as well as our own assessment for the Reporting Period, we have determined that approximately 222 product SKUs that we manufactured or Contract Manufactured during the Reporting Period (“Covered Products”) use Necessary Conflict Minerals (primarily tungsten, with some tantalum and tin). We also rely on our suppliers for information regarding the originating mines of, and processing smelters for, the Necessary Conflict Minerals, as these mines and smelters are typically many tiers upstream from us in our global supply chain and we do not have direct relationships with them.

2.	REASONABLE COUNTRY OF ORIGIN INQUIRY

For the Reporting Period, we conducted a reasonable country of origin inquiry (“RCOI”), as the term is used in Item 1.01 of Form SD, on the Necessary Conflict Minerals used by our Covered Products. Our RCOI consisted of surveying our suppliers of round metal blanks and Contract Manufactured products regarding the Necessary Conflict Minerals used in the Covered Products to determine whether any of the Necessary Conflict Minerals originated in any Covered Country or are from recycled or scrap sources. We used a survey tool (“Survey Tool”) based largely on the Conflict Minerals Reporting Template (the “CMRT”) published by the Conflict-Free Sourcing Initiative (the “CFSI”). Information requested in our Survey Tool includes:

•	the Conflict Minerals content of the responder’s products;

•	whether these Conflict Minerals originated in the Covered Countries or are from recycled or scrap sources;

•	the names and addresses of the smelters or refiners that processed the responder’s Conflict Minerals[1];

•	the names and locations of the Conflict Minerals’ originating mines; and

•	information about the responder’s Conflict Minerals policy and due diligence procedures.

Based on the results of our RCOI, (i) we believe that some of the Conflict Minerals in our Covered Products originated from recycled or scrap sources and (ii) have reason to believe that some of the Conflict Minerals in our Covered Products may have originated in the Covered Countries and may not be from recycled or scrap sources. We therefore conducted due diligence (as described below) on the source and chain of custody of the Conflict Minerals in our Covered Products, in accordance with Item 1.01 of Form SD.

1 Pursuant to the OECD Guidance (as defined below), identifying the smelters and refiners in our supply chain and directly or indirectly assessing their due diligence practices for sourcing Conflict Minerals is one of the key steps in our RCOI and supply chain due diligence processes as a downstream company (as the term is defined in the OECD Guidance).

3.	DUE DILIGENCE PROCESS

We conducted due diligence on the source and chain of custody of the Necessary Conflict Minerals used in our Covered Products (“Due Diligence”) to ascertain whether these Conflict Minerals originated in the Covered Countries and financed or otherwise benefited Armed Groups in any of these countries.

3.1	Design of Our Due Diligence Measures

Our Due Diligence measures have been designed to conform with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (the “OECD Guidance”), as applicable for tin, tantalum, tungsten, gold and downstream companies (as the term is defined in the OECD Guidance). Our due diligence design incorporates the five steps of the OECD Guidance:

•	strong Company Conflict Minerals compliance management systems, including senior management oversight and internal and external processes for capturing and addressing grievances;

•	risk identification and assessment processes in our supply chain, including supplier surveys and other monitoring and engagement tools and processes;

•	the design and ongoing implementation of strategies to respond to identified risks, including risk management planning and management reporting;

•	independent third-party audits of smelter due diligence practices by participating in industry-driven initiatives; and

•	annual reporting on our supply chain due diligence activities.

3.2	Due Diligence Measures Performed

Our Due Diligence measures performed during the Reporting Period include the activities described in Sections 3.2.1 and 3.2.2 below.

3.2.1	Compliance Management Systems

Our Conflict Minerals Compliance Team (our “Compliance Team”) continued to manage our Conflict Minerals compliance program during the Reporting Period, consistent with our Conflict Minerals Policy, found at http://www.mscdirect.com/customer-service/conflict-minerals-policy. Our Conflict Minerals Policy describes the Company’s commitment to addressing the use of Conflict Minerals in our products, which includes:

•	identifying the sources of any Conflict Minerals in the products we manufacture or Contract Manufacture;

•	working towards improving, year-over-year, our ability to track Conflict Minerals in our supply chain and report on their countries of origin;

•	working towards eliminating from the products that we manufacture or Contract Manufacture, Conflict Minerals that directly or indirectly support militant groups in the Covered Countries;

•	participating in industry-wide initiatives to audit smelters and refiners of Conflict Minerals; and

•	complying with the requirements of the conflict minerals law (Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and related rules.

Our Conflict Minerals Policy also sets out the Company’s expectations that our suppliers will:

•	not knowingly supply us with products containing Conflict Minerals that directly or indirectly support militant groups in the Covered Countries; and

•	support our efforts to identify the smelters and refiners that process Conflict Minerals used in our products and the countries and mines of origin of such Conflict Minerals.

The Compliance Team, formed in 2012, is led by our General Counsel and overseen by a steering committee comprised of our General Counsel and other senior executives of the Company. The team consists of MSC associates from a number of different functional areas such as Legal, Product Management, Sales, Environmental Compliance & Sustainability, and Information Technology.

3.2.2	Risk Identification and Assessment

We used our Survey Tool to survey our suppliers of round metal blanks and Contract Manufactured products regarding the Necessary Conflict Minerals used in the Covered Products to ascertain the source and chain of custody of the Conflict Minerals, including their processing smelters, and countries and mines of origin. We validated the information received in response to our Survey Tool, to the extent possible, using different procedures such as (i) reviewing individual supplier responses for inconsistencies within the response; (ii) comparing different supplier responses for inconsistencies among the responses; (iii) checking smelter and refiner names reported against the CMRT’s list of Standard Smelter Names and the list of smelters and refiners included in the Department of Commerce Reporting Requirements Under Section 1502(d)(3)(c) of the Dodd-Frank Act World-Wide Conflict Mineral Processing Facilities, found at http://www.ita.doc.gov/td/forestprod/DOC-ConflictMineralReport.pdf; and (iv) checking on the CFSI’s website the conflict-free status of smelters reported. We also followed up with those suppliers whose responses we determined were either not plausible or lacking key information, and discussed with certain suppliers their plans for switching to CFSP Compliant (as defined below) smelters.

We received more information, including Conflict Mineral smelter names, from our surveys and other supplier engagements for the Reporting Period compared to the 2014 and 2013 reporting years for the same products.

As a Work Group Participant of the CFSI within the Electronic Industry Citizenship Coalition, we also leveraged the due diligence conducted on smelters and refiners by the CFSI’s Conflict-Free Smelter Program (the “CFSP”). The CFSP uses independent private sector auditors to audit the source, including mines of origin, and chain of custody of the Conflict Minerals used by smelters and refiners that participate in the CFSP. The smelters and refiners that are found to be CFSP compliant are those for which the independent auditor has verified that the smelters’ or refiners’ Conflict Minerals originated from conflict-free mines and trading (“CFSP Compliant”). The CFSI makes available to its participating member companies country of origin information for the CFSP Compliant smelters and refiners.

4.	DUE DILIGENCE DETERMINATION

Based on the Due Diligence performed as described above, we were unable to determine whether all of the Necessary Conflict Minerals contained in the Covered Products listed in the below table (the “DRC Conflict Undeterminable Products”) originated in the Covered Countries, or, if they did originate in the Covered Countries, whether the mining or trade of such Conflict Minerals directly or indirectly finance or benefit armed groups in the Covered Countries.

5.	PRODUCT DESCRIPTION: DRC CONFLICT UNDETERMINABLE PRODUCTS

The DRC Conflict Undeterminable Products are those Covered Products for which we were unable to determine, after exercising Due Diligence, whether their Necessary Conflict Minerals directly or indirectly financed or otherwise benefited Armed Groups in the Covered Countries. The below table includes (i) a description of the DRC Conflict Undeterminable Products for the Reporting Period, (ii) the Necessary Conflict Minerals used by these products, (iii) the smelters that processed the Necessary Conflict Minerals used by these products, to the extent known, and (iv) the countries of origin of the Necessary Conflict Minerals used by these products, to the extent known.

(i) Product Description	(ii) Necessary Conflict Minerals Used by Product	(iii) Smelters that Processed the Necessary Conflict Minerals Used by Product	(iv) Countries of Origin of the Necessary Conflict Minerals Used by Product
Class C Solutions Group QC Bits; Class C Solutions Group QC 4x4 Bit	Tungsten	Huai An New Alloy Company	Unknown
Custom Drills	Tungsten	Unknown(a); Kennametal Huntsville(b)	Unknown(c); one or more Level 1 Countries(d)
Custom End Mills; Custom Inserts	Tungsten	Unknown(a); See Annex 2	Unknown(c); See Annex 2
Custom Inserts	Tantalum; Tungsten	Unknown(a); A.L.M.T. Tungsten Corp. AG(b) (Tungsten; located in Japan); H.C. Starck GmbH(b) (Tungsten; located in Germany); H.C. Starck Smelting GmbH & Co. KG(b) (Tungsten; located in Germany); Wolfram Bergbau und Hütten AG(b) (Tungsten; located in Austria); Xiamen Tungsten Co., Ltd. (b) (Tungsten; located in China); Xiamen Tungsten (H.C.) Co., Ltd. (b) (Tungsten; located in China)	Unknown(c); one or more Level 1 Countries(d); one or more Level 3 Countries(e)
Custom Grooving Blade; Custom Milling Tools; Custom Reamers; Custom Tool Holders	Tungsten	Unknown(a); See Annex 3	Unknown(c); See Annex 3
Custom Round Tooling	Tungsten	Unknown(a); See Annex 3	Unknown(c); See Annex 3
Vetrax Vertical Band Saws	Tungsten	Unknown	Unknown
Vetrax Vertical Mills	Tin	Unknown	Unknown

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(a) Not all smelters are known.

(b) CFSP Compliant.

(c) Not all countries of origin are known.

(d) Country of origin information of the Conflict Minerals used by CFSP Compliant smelters is provided by the CFSI. Due to confidentiality restrictions, the CFSI may only disclose country of origin information on an aggregate basis where the country of origin is not the DRC. See Annex 1 to this Report for the list of Level 1 countries.

(e) Country of origin information of the Conflict Minerals used by CFSP Compliant smelters is provided by the CFSI. Due to confidentiality restrictions, the CFSI may only disclose country of origin information on an aggregate basis where the country of origin is not the DRC. See Annex 1 to this Report for the list of Level 3 countries. The smelters which source Conflict Minerals from the Level 3 Countries are CFSP Compliant.

We undertook the activities detailed in Section 3.2.2 above for the Reporting Period in our efforts to determine the mine or location of origin of the Necessary Conflict Minerals in the Covered Products.

6.	RISK MITIGATION STEPS

We intend to take the following steps, among others, in an effort to further mitigate the risk that our Conflict Minerals finance or otherwise benefit Armed Groups in the Covered Countries:

•	work with one of the largest contract manufacturers of our Covered Products to replace their existing tungsten smelter with one or more that are CFSP Compliant;

•	continue to develop customized engagement plans for each supplier of round metal blanks and Contract Manufactured products regarding the Necessary Conflict Minerals used in the Covered Products based on the supplier’s outstanding due diligence information and related level of risk, designed to (i) help us gather improved information regarding whether any of these Conflict Minerals are financing or otherwise benefiting Armed Groups in any of the Covered Countries, and (ii) address specific risks identified;

•	continue to improve procedures for quality-checking supplier responses to our due diligence requests; and

•	continue to participate in industry initiatives to encourage smelters to participate in independent third party audit programs such as the CFSP.

Annex 1

Level 1 Countries:

Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Cambodia, Canada, Chile, China, Colombia, Côte d'Ivoire, Czech Republic, Djibouti, Ecuador, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hungary, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Laos, Luxembourg, Madagascar, Malaysia, Mongolia, Myanmar, Namibia, Netherlands, Nigeria, Peru, Portugal, Russia, Sierra Leone, Singapore, Slovakia, South Korea, Spain, Suriname, Switzerland, Taiwan, Thailand, United Kingdom, United States of America, Vietnam, Zimbabwe.

Level 3 Countries:

Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda, Zambia.

Annex 2

Smelter Name	Smelter Country of Location	Necessary Conflict Minerals Processed	Countries of Origin of the Necessary Conflict Minerals Used by Product
A.L.M.T. Tungsten Corp.(b)	Japan	Tungsten	One or more Level 1 Countries (d); one or more Level 3 Countries(e)
Asia Tungsten Products Vietnam Ltd.(b)	Vietnam
Chenzhou Diamond Tungsten Products Co., Ltd.(b)	China
Chongyi Zhangyuan Tungsten Co., Ltd.(b)	China
Dayu Jincheng Tungsten Industry Co., Ltd.	China
Dayu Weiliang Tungsten Co., Ltd.	China
Fujian Jinxin Tungsten Co., Ltd.(b)	China
Ganxian Shirui New Material Co., Ltd.	China
Ganzhou Huaxing Tungsten Products Co., Ltd.(b)	China
Ganzhou Jiangwu Ferrotungsten Co., Ltd.(b)	China
Ganzhou Non-ferrous Metals Smelting Co., Ltd.	China
Ganzhou Seadragon W & Mo Co., Ltd.(b)	China
Ganzhou Yatai Tungsten Co., Ltd.(b)	China
Global Tungsten & Powders Corp.(b)	United States
Guangdong Xianglu Tungsten Co., Ltd.(b)	China
H.C. Starck GmbH(b)	Germany
H.C. Starck Smelting GmbH & Co. KG(b)	Germany
Hunan Chenzhou Mining Co., Ltd.(b)	China
Hunan Chuangda Vanadium Tungsten Co., Ltd. Wuji	China
Hunan Chuangda Vanadium Tungsten Co., Ltd. Yanglin	China
Hunan Chunchang Nonferrous Metals Co., Ltd.(b)	China
Hydrometallurg, JSC(b)	Russian Federation
Izawa Metal Co., Ltd	Japan
Japan New Metals Co., Ltd.(b)	Japan
Jiangsu Hetian Sci-Tech Material Co., Ltd.	China
Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China

Smelter Name	Smelter Country of Location	Necessary Conflict Minerals Processed	Countries of Origin of the Necessary Conflict Minerals Used by Product
Jiangxi Gan Bei Tungsten Co., Ltd.(b)	China
Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	China
Jiangxi Richsea New Materials Co., Ltd.	China
Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China
Jiangxi Xiushui Xianggan Nonferrous Metals Co., Ltd. (b)	China
Jiangxi Yaosheng Tungsten Co., Ltd.	China
Kennametal Fallon (b)	United States
Kennametal Huntsville (b)	United States
Malipo Haiyu Tungsten Co., Ltd. (b)	China
Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC (b)	Vietnam
Pobedit, JSC	Russian Federation
Saganoseki Smelter & Refinery	Japan
Sanher Tungsten Vietnam Co., Ltd.	Vietnam
Tejing (Vietnam) Tungsten Co Ltd (b)	Vietnam
Vietnam Youngsun Tungsten Industry Co., Ltd. (b)	Vietnam
Wolfram Bergbau und Hütten AG (b)	Austria
Xiamen Tungsten Co., Ltd. (b)	China
Xinhai Rendan Shaoguan Tungsten Co., Ltd. (b)	China

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(b) CFSP Compliant.

(d) Country of origin information of the Conflict Minerals used by CFSP Compliant smelters is provided by the CFSI. Due to confidentiality restrictions, the CFSI may only disclose country of origin information on an aggregate basis where the country of origin is not the DRC. See Annex 1 to this Report for the list of Level 1 countries.

(e) Country of origin information of the Conflict Minerals used by CFSP Compliant smelters is provided by the CFSI. Due to confidentiality restrictions, the CFSI may only disclose country of origin information on an aggregate basis where the country of origin is not the DRC. See Annex 1 to this Report for the list of Level 3 countries. The smelters which source Conflict Minerals from the Level 3 Countries are CFSP Compliant.

Annex 3

Smelter Name	Smelter Country of Location	Necessary Conflict Minerals Processed	Countries of Origin of the Necessary Conflict Minerals Used by Product
A.L.M.T. Tungsten Corp. (b)	Japan	Tungsten	One or more Level 1 Countries (d); one or more Level 3 Countries(e)
Chenzhou Diamond Tungsten Products Co., Ltd. (b)	China
Chongyi Zhangyuan Tungsten Co., Ltd. (b)	China
Fujian Jinxin Tungsten Co., Ltd. (b)	China
Ganzhou Huaxing Tungsten Products Co., Ltd. (b)	China
Ganzhou Jiangwu Ferrotungsten Co., Ltd. (b)	China
Ganzhou Seadragon W & Mo Co., Ltd. (b)	China
Global Tungsten & Powders Corp. (b)	United States
Guangdong Xianglu Tungsten Co., Ltd. (b)	China
H.C. Starck GmbH (b)	Germany
H.C. Starck Smelting GmbH & Co. KG (b)	Germany
Hunan Chenzhou Mining Co., Ltd. (b)	China
Jiangxi Gan Bei Tungsten Co., Ltd. (b)	China
Jiangxi Yaosheng Tungsten Co., Ltd.	China
Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC (b)	Vietnam
Xinhai Rendan Shaoguan Tungsten Co., Ltd. (b)	China

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(b) CFSP Compliant.

(d) Country of origin information of the Conflict Minerals used by CFSP Compliant smelters is provided by the CFSI. Due to confidentiality restrictions, the CFSI may only disclose country of origin information on an aggregate basis where the country of origin is not the DRC. See Annex 1 to this Report for the list of Level 1 countries.

(e) Country of origin information of the Conflict Minerals used by CFSP Compliant smelters is provided by the CFSI. Due to confidentiality restrictions, the CFSI may only disclose country of origin information on an aggregate basis where the country of origin is not the DRC. See Annex 1 to this Report for the list of Level 3 countries. The smelters which source Conflict Minerals from the Level 3 Countries are CFSP Compliant.